SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: May 23, 2024

List of Materials

Documents attached hereto:

i) Press release: Sony Corporate Strategy Meeting FY2024

May 23, 2024

Sony Group Corporation

Sony Corporate Strategy Meeting FY2024

Sony Group Corporation made the above announcement regarding the Corporate Strategy Meeting for FY2024 on May 23, 2024. For details, please see the attached press release.

End of document

News & Information	Sony Group Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 24 - 022E May 23, 2024

Sony Corporate Strategy Meeting 2024

Aiming to Achieve Further Growth by Strengthening Creation

and IP Value Maximization

Tokyo, Japan - Sony Group Corporation (“Sony”) today held its Corporate Strategy Meeting 2024.

Chairman and CEO Kenichiro Yoshida spoke on Sony’s management direction, while President, COO and CFO Hiroki Totoki presented the long-term vision and initiatives to achieve it.

Yoshida explained Sony’s “Creation Shift,” which has been undergoing in three business layers - Content, Products & Services, and Semiconductors (CMOS image sensors) - under Sony’s Purpose to “fill the world with emotion, through the power of creativity and technology.” He also touched on real-time creation using CMOS image sensors and game engines, and stated Sony’s intention to continue contributing to people’s creativity through technology going forward.

Totoki then presented the “Creative Entertainment Vision,” Sony’s long-term vision for the future beyond its 5th Mid-Range Plan (FY2024 - FY2026). Totoki stated that Sony would work towards the direction outlined in this long-term vision and aim to realize further growth by maximizing IP value, steadily establishing a technology platform to support these initiatives, and continuously evolving the diversity of its businesses and people.

Highlights from the presentation are below. For further details, please refer to the presentation materials and recorded webcast from the event, which will be available on Sony’s Investor Relations website.

1. Acceleration and evolution of Group synergies

The total sales of the three entertainment businesses, Game & Network Services, Music and Pictures accounted for approximately 60% of the Group’s consolidated sales in FY2023. The reorganization of the Group architecture in 2021 also led to the acceleration of Group synergies. Regarding the Financial Services business, where Sony has started preparations for a partial spin-off, the Sony Group as a whole intends to support its further evolution through independence by utilizing the Sony brand and strengthening collaboration among the businesses.

2. Creation Shift

In addition to focusing on entertainment, Sony has shifted the emphasis of the following three business layers to creation as a further management direction.

1)	Content that leads to Kando

➢	Starting with the acquisition of EMI Music Publishing in 2018, Sony has invested approximately 1.5 trillion yen over six years into strengthening its content creation. In 2021, Sony acquired Crunchyroll, a direct-to-consumer service specialized in animation, as it strives to contribute to the anime creator community.

2)	Products & Services that create Kando

➢	Sony is also dedicated to creating entertainment together with creators in the Entertainment Technology & Services (ET&S) segment. In FY2023, more than 80% of operating income in the ET&S segment was generated from businesses related to creation (such as imaging, sports, virtual production, professional audio).

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3)	Semiconductors that support creation

➢	Focusing on CMOS image sensors, which support creation, Sony has conducted capital expenditures amounting to approximately 1.5 trillion yen over the past six years. These CMOS image sensors also contribute to the safety of mobility, which Sony is positioning as a new entertainment space.

3. Real-Time Creation

Sony intends to continue focusing on creation technology, such as CMOS image sensors and game engines, with “real time” as a key word.

1)	Technology that captures the moment

➢	The Alpha 9 III, a mirrorless interchangeable-lens camera equipped with a full-size image sensor that uses a global shutter system, was used at the World Athletics Indoor Championships in Glasgow, U.K, in March of this year.

➢	Real-time transmission of photos from the field using the PDT-FP1 portable data transmitter with 5G announced this year enables prompt news coverage and editing, and both products contribute to delivering the Kando of sports.

➢	The VENICE digital cinema camera series is being increasingly adopted by the film industry and is also being used for other visual content productions.

2)	Real-time technology that verifies authenticity

➢	It is of great significance for creators to capture the real world “as it is,” and CMOS image sensors are used as a technology to verify the authenticity of images.

3)	Technology that turns ideas into reality in real time

Sony has invested in Epic Games and is utilizing their Unreal Engine in various creation processes.

➢	Torchlight, Sony Pictures Entertainment’s (SPE) advanced visualization facility, allows creators the opportunity to explore, play and develop their visions in real-time prior to going into production.

➢	Providing virtual production, a filming method which allows both the director of filming and actors to check the footage on the spot.

➢	The spatial content creation system, which allows content production and editing while virtually overlaying 3D content in real space, provides creators with an immersive creation experience.

➢	In the “live” entertainment of professional sports leagues in North America, Sony is working to expand the fan base by tracking the movements of real-life athletes and converting those movements into 3D animations in real-time.

4. Long-term Vision: “Creative Entertainment Vision”

Sony has defined its “Creative Entertainment Vision,” the long-term vision for where Sony wants to be in 10 years, with an eye towards future technological advances.

There are three phases in Sony’s Creative Entertainment Vision:

1)	Harnessing technology to unleash the creativity of creators around the world, transcending physical, virtual and time dimensions.

2)	Connecting diverse people and values across boundaries to foster vibrant communities.

3)	Together with creators, creating exciting experiences rich in narrative that go beyond imagination, and spreading them as new touchpoints for Kando around the world.

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5. Current Initiatives that Maximize the Value of Sony’s IP

Sony is advancing initiatives to maximize the value of IP across its various entertainment categories, toward the direction indicated in its “Creative Entertainment Vision.”

1)	IP creation

•	Anime

•	Aniplex, a subsidiary of Sony Music Entertainment (Japan) (SMEJ) produces high-quality works.

•	Crunchyroll, which has over 13 million paid subscribers, delivers Japanese anime globally.

•	Improving the production environment, efficiency, and enhancing the quality of output through “AnimeCanvas,” a new animation production software currently under development. A-1 Pictures and CloverWorks, production studios that are subsidiaries of Aniplex are central to this initiative and are collaborating with engineers from SMEJ and across the Sony Group.

•	Commencing consideration of the launch of a project to establish an academy with the aim of nurturing anime creators in global markets, mainly by Aniplex and Crunchyroll with collaboration from across the industry.

•	Pictures

•	Nurturing visual creators who can utilize technologies such as virtual production at Pixomondo, a subsidiary of SPE, working in collaboration with Epic Games.

•	Music

•	Unique approaches to creating new IP including YOASOBI, born from a SMEJ’s project to turn novels into music.

•	Sports

•	Providing new forms of entertainment content through capturing of data such as the player’s in-game skeletal information by Hawk-Eye Innovations’ tracking system, and conversion of the data into 3D animation in real time using Beyond Sports’ technology.

2)	IP cultivation

•	Anime

•	The Crunchyroll Anime Awards, which foster anime IP and culture with fans and celebrate creators, received a record high of over 34 million votes in 2024.

•	Game / Pictures

•	PlayStation Productions adapts game IP into live action content. Titles such as "Horizon" and "God of War" are scheduled to be released.

•	Music

•	Cultivating “fandom artists,” whose passionate fans create new cultures, and expanding fan communities.

3)	“IP 360 extension”: Expanding IP beyond specific boundaries

•	Game

•	Expanding game IP including “Uncharted” into the area of Location-Based Entertainment (LBE).

•	Music

•	Creating the documentary “Lil Nas X: Long Live Montero,” which chronicles Grammy Award-winning rapper, singer and songwriter Lil Nas X’s first world tour.

•	The concurrent production by SPE and others of four biographical films that look back on the history of The Beatles from the perspective of each member.

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•	Common to all categories

•	LBE: Opening facilities around the world by combining Sony’s IP with its technologies to provide immersive experiences.

•	Merchandising: Commercializing various consumer products based on Sony’s IP and increasing fans' emotional attachment to IP. Planning to accelerate Group-wide collaboration.

•	Mobility: Utilizing entertainment content provided by understanding a vehicle’s occupants and surrounding environment through sensing data and other data, together with audio technology to transform the vehicle interior into a personalized entertainment space, enhancing the value of the mobility experience.

•	Contribution of partner IP expansion

•	The mobile RPG “Street Fighter™: Duel” published by Crunchyroll Games.

•	Leveraging “High Quality Scan Solution,” which enables real objects to be converted into high-quality 3D models, to scan plastic Gundam models and display them in the “Gundam Metaverse.”

4)	Global expansion of maximizing the value of IP: Supporting creators with diverse cultural backgrounds and strong regional appeal

•	The “India Hero Project,” an initiative to unearth and support promising game developers in India and help them bring compelling gaming experiences to the world. Currently, five game titles are under development.

•	The Sony Innovation Fund: Africa, a corporate venture capital fund, has been established to develop entertainment businesses in Africa. This fund collaborates with the International Finance Corporation, which is engaged in investment and financing activities in emerging countries.

6. Technology Platform Supporting IP Value Maximization

The key technology platforms that enable creators to engage in these initiatives to maximize the value of their IP in a high-quality and efficient manner include sensing and capturing, real-time 3D processing, as well as AI technologies and machine learning. Sony is promoting R&D and applications relating to these technologies as one of its strengths, and in the future aims to develop solutions that enable IP to be delivered rapidly and at a low cost to a broader range of fans. Additionally, in order to efficiently maximize the value of IP, Sony is considering developing a shared Group “Engagement Platform.”

1)	Sensing and capturing

➢	Volumetric Capture Studio is being used for complex action scenes in movies and other productions due to the ease of photorealistic reproduction and production flexibility it provides. Going forward, Sony plans to efficiently utilize the 3D assets accumulated by each of its companies cross-functionally, and explore potential external sales.

2)	Real-time 3D processing

➢	In addition to accelerating collaboration with Epic Games centered around Unreal Engine, Sony has also produced a game that takes place in the same world as an artist’s music video shot using virtual production, and a proof-of-concept for creating a CG short film in real time.

3)	AI technologies and machine learning

➢	“Marvel’s Spider-Man 2” utilized machine learning, and applied original voice recognition software specialized for gaming. In certain languages, it enabled automatic synchronization of the timing of subtitles with each character’s dialogue, significantly shortening the subtitling process.

➢	Research and development in India to shorten the dubbing and translation process for video content.

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4)	Developing engagement platform

➢	Planning to develop an engagement platform for the Sony Group by deploying core functions based on the network infrastructure of PlayStation Network, which has established a robust network service, including accounts, payments, data infrastructure, and security, alongside the growing Crunchyroll service.

➢	Moving forward, Sony aims to proceed with commonizing IDs for services across the Sony Group, and to use this engagement platform to support the development of new network services across the Group in areas such as mobility and LBE. In the future, Sony aims for it to be widely adopted across the entertainment industry as a common platform specialized for fan engagement.

7. Achieving Growth through Diverse Businesses and People

Sony has built its strength on bringing together diverse people and having different attributes and experiences. Recent mergers and acquisitions have allowed Sony to bring in new ways of thinking and knowledge particularly in the entertainment businesses. Furthermore, the ratio of foreign nationals in executive positions and women in management positions has been increasing every year. Moving forward, Sony intends to continue to evolve the diversity of its businesses and people to achieve further growth and create value over the long term.

Cautionary Statement

Statements made in this press release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;

(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;

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(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;

(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;

(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;

(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;

(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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